AM
2-14-2005

S 05035697 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 2/9

SEC FILE NUMBER
8- 30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberties Securities, Inc. D/B/A First Liberties Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8211 Fifth Avenue
(No. and Street)

Brooklyn (City) — New York (State) — 11209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey Reichenthal — (718) 748-3250 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Biron, Milton
(Name – *if individual, state last, first, middle name*)

240 9th St. Apt 9B (Address) — Lakewood (City) — New Jersey (State) — 08701 (Zip Code)

PROCESSED
FEB 18 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 07 2005
WASH. D.C. 165 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, Harvey Reichenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberties Securities, Inc. d/b/a First Liberties Financial, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Martha Signorile
MARTHA SIGNORILE
Notary Public, State of New York
Qualified in Kings County
No. 01SI4807083
Commission Expires Oct. 31, 2006

Notary Public

H Reichenthal
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LIBERTIES SECURITIES, INC.
D/B/A/ FIRST LIBERTIES FINANCIAL
FINANCIAL STATMENTS

INDEX

MILTON BIRON
CERTIFIED PUBLIC ACCOUNTANT
240 9TH STREET
LAKEWOOD, NEW JERSEY 08701

732-363-2893

First Liberties Securities, Inc.
D/B/A First Liberties Financial
8211 5th Avenue
Brooklyn, New York 11209

I have examined the statement of financial position of First Liberties Securities, Inc. as of December 31, 2004 and the related statements of operations, retained earnings, and statement of changes in financial position for the period Jan. 1, 2004 to December 31, 2004 My examination was made in accordance with generally accepted auditing standards and, accordingly included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of First Liberties Securities, Inc. and changes in financial position, as of December 31, 2004 and the results of its operations for the period then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This information has beeen subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milton Biron

Milton Biron
Certified Public Accountant
Lakewood, New Jersey 08701
January 31,2005

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF FINANCIAL POSITION
DECEMBER 31,2004

ASSETS

CURRENT ASSETS		
Cash	1,091	
Commissions Receivable (Note 2)	697	
Marketable Securities at Market Value (Note 3)	253,006	
Total Current Assets		254,794
PROPERTY, PLANT, AND EQUIPMENT, net of Accumulated Depreciation of 3,015 (Note 4)	0	
OTHER ASSET -- Deposit (Note 5)		25,000
TOTAL ASSETS		279,794

LIABILITIES & EQUITY

CURRENT LIABILITIES		
Accounts Payable		67,083
Total Current Liabilities		67,083
EQUITY		
Common Stock (1,000 shares par $10.00 authorized, issued and outstanding)	10,000	
Additional Paid In Capital	25,000	
Retained Earnings	177,711	
Total Equity		212,711
TOTAL LIABILITIES & EQUITY		279,794

SEE ACCOUNTANT'S EXAMINATION REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENTS OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2004

INCOME	50,446
COSTS AND EXPENSES	
Corporate taxes	528
Promotions	4.067
Margin interest	194
Bank charges	69
Licenses & Fees	2,113
Insurance	15,051
Communications	7,094
Utilities	3,618
Rent	9,993
Office	5,541
Professional	825
Postage	111
	=====
Total Costs and Expenses	49,204
NET INCOME	1,242

SEE ACCOUNTANT'S EXAMINATION REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED DECEMBER 31, 2004

RETAINED EARNINGS, December 31, 2003	176,469
NET PROFIT OR (LOSS)	1,242
RETAINED EARNINGS, December 31, 2004	177,711

SEE ACCOUNTANT'S EXAMINATION REPORT AND
ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF CASH FLOW
DECEMBER 31, 2004

SOURCES OF FUNDS		
Net Income	1,242	
USES OF FUNDS	0	
NET INCREASE IN WORKING CAPITAL	1,242	
CHANGES IN WORKING CAPITAL BY COMPONENT CURRENT ASSETS INCREASE (DECREASE)		
Cash	(11,639)	
Commissions Receivable	(3,250)	
Marketable Securities	(81,187)	
Total Change in Current Assets		(96,076)
CURRENT LIABILITIES (INCREASE) DECREASE		
Accounts Payable	97,318	
Total Change in Current Liabilities		97,318
NET CHANGE IN WORKING CAPITAL	1,242	

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2004

NOTE 1- ACCOUNTING POLICIES

A summary of significant accounting policies follows:

THE COMPANY- First Liberties Securities, Inc. was incorporated in New York State on October 5, 1983. The corporation is 100 % owned by Harvey Reichenthal. The firm's major activity is Investment Brokerage.

MARKETABLE SECURITIES- Marketable securities are valued at the lower of cost or market value.

METHOD OF ACCOUNTING- The accompanying financial statements are prepared on the accrual basis of accounting.

ALLOWANCE FOR BAD DEBTS- Since its inception the company has not had any bad debts.

NOTE 2 - COMMISSIONS RECEIVABLE

The commissions receivable represent monies due from various customers. None of the receivables were greater than thirty days old.

NOTE 3- MARKETABLE SECURITIES

At December 31, 2004 the market value of current marketable equity securities increased from their aggregate cost by $2,988. Results of operations for 2004 included a net unrealized gain in that amount.

SEE ACCOUNTANT'S EXAMINATION REPORT AND
ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
DECEMBER 31,2004

NOTE 4- FIXED ASSETS

Office Furniture and Equipment cost $3015 and was fully depreciated over a 3 year estimated useful life.

NOTE 5- DEPOSIT

Deposit consists of the following :

PERSHING- a division of Donaldson, Lufkin & Jenrette Securities Corporation- Security Dealers	25,000

NOTE 6- LEASING ARRANGEMENTS

The Company conducts its business from facilities owned by the Corporation's President, Harvey Reichenthal. Rent expense for the twelve months ended December 31, 2004 was $9,993.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIRMENTS
DECEMBER 31, 2004

First Liberties Securities, Inc. activities are limited under k2b. First Liberties Financial acts as a introducing broker or dealer and forwards all transactions of its customers to a clearing broker (Pershing) or dealer on a fully disclosed basis, provided that such clearing broker or dealer reflects such transactions on its books and records in accounts it carries in the names of such customers and that introducing broker or dealer does not hold funds or securities for, or owe funds or securities to customers other than funds and securities promptly forwarded to the clearing broker or dealer of the customer.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
COMPUTATION OF NET CAPITAL
DECEMBER 31,2004

Total Ownership Equity From Statement of Financial Condition	212,711
Deduct Ownership Equity Not Allowable for Net Capital	0
Total Ownership Equity Qualified for Net Capital	212,711
Less: Total Nonallowable Assets	0
Less : Total Haircut	45,365
NET CAPITAL	167,346

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31,2004

Minimum Net Capital Required (6 2/3% of indebtedness)	4,468
Minimum Dollar Net Capital Requirement of reporting broker or dealer	100,000
Net Capital Required (greater of the above)	100,000
Excess Net Capital (net Capital Less Net Capital Requirements) 48,298	
Excess of Net Capital at 1000%. (net Capital Less 10%of total inebtedness)	160.646

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
DECEMBER 31,2004

Stockholders Equity, December 31, 2003	211,469
Net gain for 2004	1,242
Stockholders Equity, December 31,2004	212,711

RECONCILIATION BETWEEN NET CAPITAL AND 15C3-3 RESERVE REQUIREMENTS

There exists no material difference between the audited computation of Net Capital and ther computation of 15c3-3 Reserve Requirements.

STATEMENT OF THE ADEQUACY OF THE ACCOUNTING SYSTEMS

There exists no material inadequacy in the Accounting System, Internal Accounting Control, and Procedures for Safeguarding Securities.